November 23, 2016
Via Edgar Correspondence
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4546
Washington, D.C. 20549
Attention:    Jim B. Rosenberg, Senior Assistant Chief Accountant, Office of Healthcare and Insurance

Re:	Spectrum Pharmaceuticals, Inc.
File No. 001-35006
Responses to Commission Staff comments made by letter dated October 28, 2016

Ladies and Gentlemen:
Spectrum Pharmaceuticals, Inc. (the “Company,” “we” or “us”) hereby respectfully submits its response to the Staff’s comments made by letter dated October 28, 2016, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2015. The Company’s response is preceded by a reproduction of the Staff’s comment contained in the October 28, 2016 letter. The Company has filed this response letter on EDGAR under the form label CORRESP.
Form 10-K for the year ended December 31, 2015:
Item 1. Business
Product Portfolio, page 3

1. We note your response to comment 2. Please note that referring investors to product websites or boxed warnings is not sufficient. For guidance, please refer to Item 10(d) of Regulation S-K. Confirm that you will disclose all serious adverse effects related to the use of each of your products in your next Form 10-K, not just the most frequently observed serious adverse effects or the most serious adverse effects. Additionally, your disclosure should explain terms that are not commonly understood, such as pyrexia, epitaxis, neutropenia, etc.

Response 1

In response to the Staff’s comment, we propose adding additional language in our 2016 Form 10-K for the below-referenced existing risk factor found in Item 1A “Risk Factors” under the subheading “Risks Related to Our Business” risk factor. To avoid duplication of this additional disclosure within our 2016 Form 10-K, we also propose cross referencing this risk factor (as expanded) within the section titled Item 1., “Business” - “Product Portfolio”, alerting the reader that our commercialized products and products in development may have serious adverse effects (SAEs) that could result in a negative impact on sales and delays, or removal of regulatory approval.

Reports of adverse events or safety concerns involving each of our products or similar agents, sold by us or our development partners and/or licensees, could delay or prevent us from obtaining or maintaining regulatory approval or negatively impact sales”.

Certain of our products may cause serious adverse events (or “SAEs”). In addition to the risk associated with known SAEs, discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, could interrupt, delay or halt clinical trials of such products, including the FDA-required post-approval studies, and could result in the FDA or other regulatory authorities denying or withdrawing approval of our products for any or all indications. The FDA, other regulatory authorities or we may suspend or terminate clinical trials at any time. We may also be required to update the package inserts based on reports of adverse events or safety concerns or implement a risk evaluation and mitigation strategy (REMS), which could adversely affect such product’s acceptance in the market. In addition, the public perception of our products might be adversely affected, which could harm our business and results of operations and cause the market price of our common stock to decline, even if the concern relates to another company’s product or product candidate. Our planned trials to demonstrate efficacy in a variety of indications and to better manage side effect profiles of certain of our products may not be successful.

The known SAEs related to our commercialized products are as follows:

FOLOTYN
Forty-four percent of patients experienced a serious adverse event while on study or within 30 days after their last dose. The most common serious adverse events (> 3%), regardless of causality, were fever, mucositis (redness and sores of the mucous membrane lining of the mouth, lips, throat, stomach, and genitals), sepsis (complication of infection), febrile neutropenia (fever associated with low white blood cell count), dehydration, dyspnea (shortness of breath), and thrombocytopenia (low platelet count). One death from cardiopulmonary arrest in a patient with mucositis and febrile neutropenia was reported in this trial. Deaths from mucositis, febrile neutropenia, sepsis, and pancytopenia occurred in 1.2% of patients treated on all FOLOTYN trials at doses ranging from 30 to 325 mg/m2.

FOLOTYN may cause serious side effects, including bone marrow suppression, manifested by thrombocytopenia (low platelet counts), neutropenia (low white blood cell counts), and/or anemia (low red blood cell count); mucositis (redness and sores of the mucous membrane lining of the mouth, lips, throat, stomach, and genitals); dermatologic reactions (severe skin reactions); tumor lysis syndrome (tumor cells releasing contents into blood stream); hepatic toxicity (harm to liver); risk of increased toxicity in the presence of impaired renal function (increased harm to the patients with abnormal kidney function); and embryo-fetal toxicity (harm to an unborn baby).

ZEVALIN
ZEVALIN is associated with the following serious adverse reactions: serious infusion reactions, prolonged and severe cytopenias (low blood cell count), cutaneous and mucocutaneous (skin and mucus membrane) reactions, and leukemia and myelodysplastic syndrome. The most serious adverse reactions of ZEVALIN are prolonged and severe cytopenias (low platelets, red blood cells, lymphocytes, white blood cells) and secondary malignancies.

MARQIBO
Seventy-six percent of patients experienced serious adverse events during the studies. The most commonly reported serious adverse events (> 6%) included, febrile neutropenia (fever associated with low white blood cell count), fever, low-blood pressure, respiratory distress, and cardiac arrest.

MARQIBO can cause serious side effects, including extravasation tissue injury (leakage-induced tissue injury); neurologic toxicity (nerve problems, e.g., neuropathy); myelosuppression (low blood cell counts); tumor lysis syndrome (tumor cells releasing contents into blood stream); constipation and bowel obstruction (constipation and bowel blockage); fatigue (tiredness); hepatic toxicity (harm to liver); and embryo-fetal toxicity (harm to an unborn baby).

BELEODAQ
Forty-seven percent of patients experienced serious adverse reactions while taking BELEODAQ or within 30 days after their last dose of BELEODAQ. The most common serious adverse reactions (> 2%) were pneumonia, fever, infection, anemia (low red blood cell count), increased creatinine, thrombocytopenia (low platelet count), and multi-organ failure. One treatment-related death associated with hepatic failure was reported in the trial.

BELEODAQ may cause serious side effects, including hematologic toxicity (low blood cell counts); serious infections; hepatotoxicity (liver problems); tumor lysis syndrome (tumor cell releasing contents into blood stream); gastrointestinal toxicity, including nausea, vomiting, and diarrhea; and embryo-fetal toxicity (harm to an unborn baby).

EVOMELA
Twenty percent of patients experienced a treatment emergent serious adverse reaction while on study. The most common serious adverse reactions (>1 patient, 1.6%) were fever, hematochezia (blood in stools), febrile neutropenia (fever associated with low white blood cell count), and kidney failure. Treatment-related serious adverse reactions reported in >1 patient were pyrexia, febrile neutropenia, and hematochezia.

EVOMELA may cause serious side effects, including bone marrow suppression (low blood cell counts); gastrointestinal toxicity, including nausea, vomiting, diarrhea and mucositis (redness and sores of the lining of the mouth, lips, throat, stomach, and genitals); hepatotoxicity (liver problems); hypersensitivity (allergic reactions); secondary malignancies (secondary cancers); embryo-fetal toxicity (harm to an unborn baby); and infertility (harm to reproductive system).

(Note: Our FUSILEV product did not cross our threshold for FDA reporting of SAEs, so we do not propose making any disclosure update for this product within our 2016 Form 10-K.)

Further, we have provided (and will continue to provide) the below disclosure related to SAEs within our “Governmental Regulation” section of Item 1., “Business”

Other Issues Related to Product Safety: Adverse events that are reported after marketing approval also can result in additional limitations being placed on a product’s use and, potentially, withdrawal of the product from the market. In addition, under the FDAAA, the FDA has authority to mandate labeling changes to products at any point in a product’s lifecycle based on new safety information derived from clinical trials, post-approval studies, peer-reviewed medical literature, or post-market risk identification and analysis systems data.

2. We note your response to comment 3 disagrees with your proposal to refer shareholders to the product website for information about the clinical trials supporting approval for your products. Please confirm that you will provide a description of the clinical trials, primary endpoints and results in your next Form 10-K.

Response 2

In response to the Staff’s comment, we note that in its letter dated September 2, 2016, comment 3, that the Staff stated, “With respect to your products that received FDA approval based on the FDA’s accelerated approval program, please describe the results that were used to support approval and confirm that you will provide this disclosure in future filings.”

We have three products that have received accelerated approval by the FDA: (1) FOLOTYN, (2) BELEODAQ, and (3) MARQIBO. We propose adding supplemental disclosure, beginning with our 2016 Form 10-K, for each of these three products as presented below within the section titled, Item 1., “Business” - “Product Portfolio”.

Further, we note that in its letter dated September 2, 2016, comment 4, that the Staff stated, “With respect to recently approved products, please describe your clinical trials and results supporting FDA approval, including primary endpoints. Similarly, with respect to product candidates, describe the clinical trials including the primary endpoints and the results of any completed trials. Additionally, confirm that you will provide this disclosure in future filings.” (emphasis added)

Since January 1, 2015, our only drug to receive FDA approval was EVOMELA (which occurred on March 10, 2016). The clinical stage products discussed in the “Product Pipeline” section of Item 1., “Business” in our 2015 Form 10-K were: SPI-2012, POZIOTINIB and Apaziquone. We do not plan on mentioning Apaziquone in our future reports due to current plans of curtailing its development other than to describe the reasons for the termination. We propose adding additional disclosure, beginning with our 2016 Form 10-K, to this section for EVOMELA and ROLONTIS (formerly referred to as SPI-2012) as presented below for each.

FOLOTYN
The safety and efficacy of FOLOTYN was evaluated in an open-label, single-arm, multi-center, international trial that enrolled 115 patients with relapsed or refractory PTCL. One hundred and eleven patients were treated with FOLOTYN at 30 mg/m2 once weekly by IV push over three to five minutes for six weeks in seven-week cycles until disease progression or unacceptable toxicity. Of the 111 patients treated, 109 patients were evaluable for efficacy. The primary efficacy endpoint was overall response rate (complete response, complete response unconfirmed, and partial response) as assessed by International Workshop Criteria (IWC). Of the 109 evaluable patients, 27% of patients achieved a response that met these criteria.

BELEODAQ
The safety and effectiveness of BELEODAQ was evaluated in an open-label, single-arm, non-randomized international trial involving 129 participants with relapsed or refractory PTCL. Patients were treated with BELEODAQ 1,000 mg/m2 administered over 30 minutes via IV infusion once daily on days one to five of a 21-day cycle until disease progression or unacceptable toxicity. The primary efficacy endpoint was response rate (complete response and partial response) as assessed by an independent review committee (IRC) using the International Workshop Criteria (IWC). In all evaluable patients (N = 120) treated with BELEODAQ, the overall response rate per central review using IWC was 25.8%.

MARQIBO
MARQIBO was studied in an international, open-label, multi-center, single-arm trial. Eligible patients were 18 years of age or older with Philadelphia chromosome negative ALL in second or greater relapse or whose disease progressed after two or greater treatment lines of anti-leukemia therapy. Patients received intravenous MARQIBO monotherapy at 2.25 mg/m2 over 60 minutes every seven days. The treated population included 65 patients who received at least one dose of MARQIBO. Of the 65 evaluable patients, three (4.6%) achieved complete remission (CR), seven (10.8%) achieved complete remission with incomplete blood count recovery (CRi) for a total of 10 (15.4%) total patients receiving a CR or CRi.

EVOMELA
EVOMELA was approved by FDA based on its bioequivalence to the standard melphalan formulation (Alkeran) via the 505(b)(2) regulatory pathway. The safety and effectiveness of EVOMELA in high-dose conditioning treatment was evaluated in an open-label, single-arm, non-randomized trial. The objective of the trial was to determine the overall safety and toxicity profile of 200 mg/m2 of EVOMELA in patients with multiple myeloma undergoing autologous stem cell transplantation (ASCT). The overall response rate (partial response or better) improved from 79% prior to the ASCT procedure to 95% at 90 to 100 days post-transplant. There was also an increase in the number of patients with a stringent complete response from zero patients prior to the ASCT procedure to 16% at 90 to 100 days post-transplant. Myeloablation, neutrophil engraftment and platelet engraftment were achieved by all 61 patients. Myeloablation occurred on day five of ASCT (range ASCT days -one to six) with the median time to myeloablation from dosing of eight days. The median time to neutrophil engraftment was 12 days (range ASCT days 10 to 16). The median time to platelet engraftment was 13 days (range ASCT days 10 to 28).

ROLONTIS (formerly referred to as SPI-2012)
ROLONTIS has completed a Phase 2 randomized study that assessed the effect of three different doses of this compound relative to pegfilgrastim. The primary endpoint of the study was the duration of severe neutropenia during cycle one in patients with breast cancer. The Phase 2 study demonstrated ROLONTIS to be non-inferior to pegfilgrastim at the 135 mcg/kg dose (0.44 days versus 0.31 days) and superior to pegfilgrastim at the 270 mcg/kg dose (0.03 days versus 0.31 days). The adverse event incidences were comparable to pegfilgrastim in all doses tested.

POZIOTINIB
POZIOTINIB has shown single agent activity in the treatment of various cancer types, including breast, gastric, colorectal and lung cancers. In a Phase 1 study for this drug, 6 of 10 breast cancer patients demonstrated a partial response; we also believe the safety profile was consistent with similar drugs in this class, with four patients having a grade 3 diarrhea response.

In November 2015, we submitted an Investigational New Drug application with the FDA. In March 2016, we initiated our Phase 2 Breast Cancer Trial. The Phase 2 study is an open-label study that will enroll approximately 70 patients with HER-2 positive metastatic breast cancer, who have failed at least two HER-2 directed therapies. The dose and schedule of oral POZIOTINIB will be based on clinical experience from the studies in Korea, and in addition include the use of prophylactic therapies to help minimize known side-effects of HER-2 directed therapies.

3. We note your response to comment 4. Please confirm that your description of the FUSILEV clinical trials will clearly indicate the trial’s primary endpoints. For example, we note that the description of the clinical trial in combination with 5-FU in Colorectal Cancer indicates that response rates were 26%, 43% and 10%. What results constituted a response? Additionally, confirm that you will include a summary description of the clinical trials in your next Form 10-K.

Response 3

We note that in its letter dated September 2, 2016, comment 4, that the Staff stated, “With respect to recently approved products, please describe your clinical trials and results supporting FDA approval, including primary endpoints…” (emphasis added)

Our FUSILEV product has been commercialized for many years, and received FDA approval in March 2008. Accordingly, we respectfully advise the Staff that we do not believe that it meets the criteria of a “recently approved product” for this additional clinical trial disclosure that we have included for certain other products within “Response 2” above.

Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies and Use of Estimates

(i)	Revenue Recognition, page F-10

4. We acknowledge the license fee component of your response to prior comment 6. Please also address each of the following:

•
Revise the units of accounting portion of your proposed revised policy disclosure to incorporate the standalone value concept addressed in ASC 605-25-25-5 and in the first paragraph on page 27 of your response.

•	Revise your proposed policy disclosure to indicate how you allocate arrangement consideration to multiple units of accounting under ASC 605-25-25-2b.

•
You indicate in your response that although sales based milestones do not fall within the scope of ASC 605-28, your consistent accounting policy election has been to apply the milestone method to these milestones based on your interpretation of the guidance in ASC 605-28-25-3. In order for a milestone, as defined by ASC 605-28-20, to be recognized in its entirety in the period in which it is achieved pursuant to ASC 605-28-25-1, it must be substantive as determined by ASC 605-28-25-2. Please address the following:

◦
Tell us how your sales based “milestones” meet the GAAP definition of milestones under ASC 605-28-20. If you believe these milestones meet the GAAP definition, demonstrate to us how these milestones are substantive in order to recognize revenue immediately under ASC 605-28-25-1.

◦
If your sales-based “milestones” do not meet the GAAP definition of milestones, revise the sales and regulatory milestone portion of your proposed revised policy disclosure to differentiate between your regulatory milestones and sales-based contingent payments and separately explain why recognition upon achievement is appropriate.

•	Revise the sales and regulatory milestones portion of your proposed revised policy disclosure to explain the criteria you use to determine whether a GAAP milestone is substantive.

Response 4

We propose to revise Note 2: Summary of Significant Accounting Policies and Use of Estimates for Revenue Recognition (License Fees section) in our future periodic reports substantially as follows (as we have just included in our Form 10-Q filed November 14, 2016 for the quarterly period ended September 30, 2016):

License Fees: Our out-license arrangements may include one or more of the following: (a) upfront license fees, (b) royalties from our licensees’ sales, and (c) milestone payments from our licensees’ sales or regulatory achievements. We recognize revenue from these categories based on the contractual terms that establish the legal rights and obligations between us and our licensees.

(i)	We first assess the number of “units of accounting” in the arrangement in accordance with multiple element arrangement guidance. We consider if the separate “deliverable” has standalone value to our licensee, and if standalone value does not exist for a deliverable, it is combined with other deliverables until the "bundle" has standalone value. The allocation of arrangement consideration and the recognition of revenue then is determined for those combined deliverables as a single unit of accounting.

(ii)
Next, we measure and allocate arrangement consideration among the separate units of accounting. This measurement and allocation is based upon the fixed and discreet license fee payments and fixed royalties (as a percentage of our licensees’ net sales) that are part of the contractual terms within our arrangements. This fixed or determinable consideration is allocated to the units of accounting using the "relative selling price method".

(iii)	We evaluate certain customer payments as follows:

(a)
For upfront license fees, we consider whether the revenue is earned and realizable at the time of contract execution (i.e., when the license rights transfer to the customer). We give specific consideration to whether we have any on-going contractual service obligations to the licensee, including any requirements for us to provide on-going support services, and/or for us to supply drug products for the licensee’s future sales. As a result, we may either recognize all upfront license fees as revenue in the period of contract execution, or recognize these fees over the actual (or implied) contractual term of the out-license.

(b)
For royalties, when we have no on-going performance obligation, we recognize revenue in the period that our licensee has sales for which we are contractually entitled to a percentage-based royalty payment.

(c)
For our licensees’ sales or regulatory milestone achievements, revenue associated with substantive at-risk milestones is recognized when we have no on-going performance obligation and based upon the achievement of the milestones set forth in the respective agreements, as this is the point at which the additional consideration becomes fixed or determinable.

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Our licensees’ sales milestones that if/when achieved, result in payments due to us, are part of the contractual terms within an overall out-licensing arrangement. These arrangements also include one or more of (1) upfront fees, (2) royalties, and (3) regulatory milestones.

Accordingly, we recognize revenue for these milestones in the period of our licensees’ achievement under since at that time, the revenue associated with these milestones requires no on-going performance obligations by us and the consideration becomes fixed or determinable at the time of milestone achievement.

5. We acknowledge the service fee component of your response to prior comment 6. Please address each of the following additional comments:

•
As it appears that many of your service fee contracts contain multiple deliverables and fall under the scope of ASC 605-25, revise your proposed revised policy disclosure to indicate how you identify separate units of accounting and how you allocate arrangement consideration to the various units.

•
For contracts without milestones, confirm that you recognize revenue when the four criteria in SAB 13:A1 are met and revise your proposed revised policy disclosure accordingly. If you do not recognize revenue for contracts without milestones using the criteria in this SAB, please tell us specifically how your recognition policy complies with GAAP.

Response 5

We propose to revise Note 2: Summary of Significant Accounting Policies and Use of Estimates for Revenue Recognition (Service Revenue section) in our future periodic reports substantially as follows (as we have just included in our Form 10-Q filed November 14, 2016 for the quarterly period ended September 30, 2016):

Service Revenue

We receive fees under certain arrangements for (a) sales and marketing services, (b) supply chain services (c) research and development services, and (d) clinical trial management services. Payment for these services may be triggered by (i) an established fixed-fee schedule, (ii) the completion of product delivery in our capacity as a procurement agent, (iii) the successful completion of a phase of development, (iv) favorable results from a clinical trial, and/or (v) regulatory approval events.

We consider whether revenue associated with these service arrangements is “realizable and earned” each reporting period, based on our completed services or deliverables during the period, and the contractual terms of the arrangement (which typically includes fee schedules). For any/all milestone achievements in the reporting period that contractually result in fixed payments due to us, we apply the “milestone method” of revenue recognition. Accordingly, this revenue recognition occurs as each “substantive” milestone (as discussed below) is achieved by us, since (1) all contingencies associated with each milestone is resolved upon its achievement, (2) the milestone achievement relates solely to our past performance, and (3) no remaining milestone performance obligations exist in relation to our receipt of payment.

In recognizing revenue under the milestone method, we first assess the number of “units of accounting” in the arrangement. We consider if the separate “deliverable” has standalone value to our licensee, and if standalone value does not exist for a deliverable, it is combined with other deliverables until the "bundle" has standalone value. The allocation of arrangement consideration and the recognition of revenue is determined for those combined deliverables as a single unit of accounting. This includes allocation of consideration associated with milestones achieved by our licensees.

Next, we measure and allocate arrangement consideration among the separate units of accounting. This fixed or determinable consideration is allocated to the units of accounting using the "relative selling price method". Variable fees subsequently earned (other than substantive milestone payments) are allocated to the units of accounting on the same basis.

We determine whether the milestone is substantive by considering (i) the extent of our effort to achieve the milestone and/or the enhancement of the value of the delivered item(s) as a result of milestone achievement, (ii) whether the milestone achievement relates solely to our past performance, and (iii) if the milestone payment is reasonable relative to all of the deliverables and payment terms (including other potential milestone consideration) within the arrangement.

For service contracts without milestones, we recognize revenue when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) services have been rendered, (iii) fees are fixed or determinable, and (iv) collectability is reasonably assured.

Note 10: Business Combinations and Contingent Consideration
(b) Acquisition of Rights to EVOMELA and Related Contingent Consideration, page F-28

6. We acknowledge your response to prior comment 7. Please elaborate on your rationale for netting the potential royalty obligation for EVOMELA against the fair value of the associated in-process research and development, or IPR&D, asset. In your response, explain to us how the royalty obligation to CyDex Pharmaceuticals, Inc., a wholly-owned subsidiary of Ligand Pharmaceuticals Inc., apparently does not meet the requirement under ASC 805-30-25-5 (and supported by the answer to Section 2.14 of the AICPA Guide you reference in your response) to account for contingent consideration arrangements separately. Also in your response, please tell us the fair value of the royalty obligation you netted against the IPR&D asset at acquisition and the fair value of that obligation at each subsequent balance sheet date.

Response 6

In accordance with our prior correspondence with the Staff on November 10, 2016, we reiterate that at the time of this March 2013 transaction, through which we acquired the EVOMELA distribution rights, we determined that our potential royalty obligation should be presented on a net basis with this underlying intangible asset. In making this determination, we followed, by analogy, the examples provided in Sections 2.14 and 2.15 of the AICPA Accounting and Valuation Guide for Assets Acquired to Be Used in Research and Development Activities. We recently considered alternative supporting views of this accounting determination. We specifically evaluated the concept of an “executory contract” in the context of a business combination accounting and related contingent consideration liability presentation under GAAP.

ASC 805-10-55-25-h states, “Other agreements and issues. The terms of other arrangements with selling shareholders (such as noncompete agreements, executory contracts, consulting contracts, and property lease agreements) and the income tax treatment of contingent payments may indicate that contingent payments are attributable to something other than consideration for the acquiree…”
An executory contract is a legal term-of-art, though is not defined within U.S. GAAP. It is defined, however, within IAS 37.3 as follows, “Executory contracts are contracts under which neither party has performed any of its obligations or both parties have partially performed their obligations to an equal extent”. In our case, we entered into an exclusive Supply Agreement with CyDex concurrent with the execution of the in-license agreement for EVOMELA. The terms of this at-market agreement requires that all of our purchases of the Captisol product (needed to formulate EVOMELA) must be from CyDex, while CyDex must supply us with all of our future commercial needs of this raw material.
We use Captisol in our formulation with melphalan to manufacture the EVOMELA end-product for commercialization.  With no Captisol supply, EVOMELA sales (and related royalty payments) cannot occur. Accordingly, we believe that this arrangement represents an “executory contract” for a market-rate royalty stream in the future attached to an at-market supply agreement extending out for the same period, and requiring the continuing involvement of our licensor. As a result, these future royalty payments did not represent contingent consideration as part of business combination accounting for the EVOMELA rights, and should be accounted for as a separate transaction.
Since there is no obligation for us to pay a royalty to CyDex until it completes its performance obligation of Captisol supply, we had no “day 1” contingent consideration to record and thus no mark-to-market entries thereafter for this potential obligation.  CyDex’s obligation remains on-going during the license term such that the “matching concept” of our royalty obligation expense recognized through “cost of goods sold” at the time of our recognized product sale, also results in accounting that best reflects the economics of the arrangement.   Our sales threshold-based milestones are executory in nature for the same reasons.
Notwithstanding the accounting analysis for this royalty obligation, we recorded a contingent consideration liability for the $6 million FDA approval milestone of EVOMELA at the time of the March 2013 acquisition that was subsequently marked-to-market. This was because at that time of the transaction, CyDex had delivered all of the clinical supply that we needed to complete the pivotal trial and file the NDA, and as a result, CyDex’s continuing involvement with us was not necessary with respect to that contingent payment obligation.
    We have updated our footnote disclosure (Footnote 9(b)) within our Form 10-Q for the quarterly period ended September 30, 2016 (filed November 14, 2016), summarizing the above executory contract considerations as it relates to our 20% royalty obligations and sales-based milestones, and related accounting for both. We will continue to include this disclosure in our future Form 10-K/Q filings, as applicable.

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We hope the foregoing answers are responsive to your comments. If you have any questions regarding the responses set forth herein or require additional information, please contact me by telephone at (949) 788-6700, ext. 9278.

Sincerely,

/s/ Kurt A. Gustafson
Executive Vice President and Chief Financial Officer